August 26, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549-4561

Attn:	Ms. Angela R. McHale

Re:	Meruelo Maddux Properties, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-150598

Ladies and Gentlemen:

The Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. on August 28, 2008, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey M. Sullivan of DLA Piper US LLP with any questions or comments at (919) 786-2003. Thank you for your assistance with this filing.

MERUELO MADDUX PROPERTIES, INC.

By:	/s/ Todd Nielsen
Name:	Todd Nielsen
Title:	General Counsel and Corporate Secretary